Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23

                           Announcement to the Market
                        Reverse Stock Split - Conclusion

With respect to the reverse stock split proportional to 1,000 shares for one share of each respective share type, approved by the Extraordinary General Meeting held on April 28 2004, BANCO ITAU HOLDING FINANCEIRA S.A. announces to the Market and its Stockholders that:
     o the period during which stockholders, at their exclusive discretion, may adjust their stockholding positions, according to share type in multiples of 1,000 pursuant to the Announcement to the Market published on August 9, 2004, expired on October 8 2004;
     o as from October 20 2004, the shares shall be traded on the Sao Paulo Stock Exchange on a single unit basis and in the International Market, in accordance with the following proportions:
         o     New York Stock Exchange (NYSE): one preferred share = 2 ADRs, and
         o     Buenos Aires Stock Exchange (BCBA): one preferred share = 1
               CEDEAR;
     o as of this date, the Bank's capital stock shall be represented by 115,585,340 book entry shares, without par value, being 60,687,553 common and 54,897,787 preferred shares;
     o the remaining fractional shares of the adjusted position shall be grouped into units of full shares and sold by auction at the Sao Paulo Stock Exchange on October 25 2004; the resulting respective net proceeds shall be credited in the current accounts or held at the disposal of the stockholders in Banco Itau S.A. from October 29 2004;
     o the payment of the value relative to the share fractions held in custody at the CBLC-Brazil Clearing and Depository Corporation shall be effected directly to CBLC itself, which shall pass such values onto the holders of the share fractions through the intermediary of member brokerage houses.

The following service channels are available for further information:

     o Investor Relations Site - www.itauri.com.br (Reverse Split and Contact Us sections)
     o Investfone (exclusively for stockholders): 55 11 5029-7780, from Monday through Friday from 9:00 a.m. to 6:00 p.m.
     o   Itau Stockholder Services Center:
               Belo Horizonte (MG): Avenida Joao Pinheiro, 195 - terreo. CEP 30130-180
               Brasilia (DF): SCS Quadra 3, 30 - Edificio D'Angela, bloco A, sobreloja. CEP 70300-500
               Curitiba (PR): Rua Joao Negrao, 65 - sobreloja. CEP 80010-200 Porto Alegre (RS): Rua 7 de Setembro, 746 - terreo. CEP 90010-190 Rio de Janeiro (RJ): Rua 7 de Setembro, 99 - subsolo. CEP 20050-005
               Salvador (BA): Av. Estados Unidos, 50 - 2(0) andar,
               Ed. Sesquicentenario. CEP 40010-020
               Sao Paulo (SP): Rua Boa Vista,176 - 1(0) subsolo. CEP 01014-000
     o   Banco Itau S.A. branch managers
     o   E-mail: relacoes.investidores@itau.com.br

                         Sao Paulo-SP, October 19 2004.

                             Alfredo Egydio Setubal
                           Investor Relations Director